Exhibit 99.4

Attachment B

Netco Energy Inc.
FORM 51-102F1
Management’s Discussion and Analysis
September 30, 2004

The effective date of this report is November 26, 2004 and is Management’s Discussion and Analysis (the “MD&A”) of the financial condition of Netco Energy Inc. (the “Company”). Historical financial and operating results and should be read in conjuction with the unaudited consolidated financial statements of Netco Energy for the quarters ended September 30, 2004 and September 30, 2003, and with the audited consolidated financial statements for the year ended December 31, 2003, together with any accompanying notes.

Netco Energy’s financial statements included in this quarterly report were prepared in accordance with generally accepted accounting principles in Canada. The amounts included in the following discussion are expressed in Canadian dollars.

Forward-Looking Statements

Except for historical information, the Management’s Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. Per barrel of equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1”). The 6:1 conversion ratio is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe disclosure may be misleading, particularly if used in isolation.

Description of Business

Netco Energy is an oil and gas issuer with its common shares listed on the TSX Venture Exchange. It owns a range of non-operated royalty and working interests in various producing and non-producing oil and gas areas located in Alberta, Canada.

Operations Overview

Netco is an active, non-operating working interest partner in the development and production activities of six oil and gas producing areas of Alberta. Four areas were producing during the third quarter 2004 (Q3 2004). Average production during Q3 2004 totaled 168 barrels of oil equivalent per day (boepd) compared to 229 boepd in the third quarter 2003 (Q3 2003).

Decreasing production is mainly due to naturally declining reservoir pressures as well as bottlenecks in the gathering facilities at Jumpbush, Eyremore, and Lathom (collectively referred to as the Jumpbush area). The Jumpbush area wells (9 gross wells) produced an average of 96.8 boepd in Q3 2004 compared to 170 boepd during the Q3 2003. Recent drilling in the area by other operators has created bottlenecks in the gathering system. The gathering system will be optimized to facilitate increasing well production rates. During Q3 2004 Netco participated in the drilling of three shallow gas wells in the area. In November the wells were completed and tied in at a combined initial rate of 18 boepd net to the company’s 25% pooled interest.

At Wainwright, production from the single well operation increased moderately from an averaged 44 boepd during Q3 2003 to 53 boepd Q3 2004, while two wells at Morningside decreased to 17 boepd from 22 boepd. Operations are stable and no additional activity is scheduled at this time.

During Q3 2004, Netco participated in the tie-in of a Leduc formation sour gas well, Sylvan Lake 07-02-38-4W5 and construction of lease facilities. The well was turned to sales in mid-November at a restricted rate of approximately 800 mcf natural gas and 25 barrels of natural gas condensate per day (52 boepd net to the company’s 30% working interest).

During the first nine month period of 2004 Netco participated in the completion of a gas well in the Provost area which began producing in April 2004. The well, 8-29-038-07W4 produced until the beginning of August but is currently shut-in, unable to produce due to liquid loading. Techniques to achieve consistent production are being evaluated by the operator. Evaluation of additional development in the area is ongoing. A 3D seismic survey was carried out over one section of undeveloped acreage during the third quarter and is currently being analyzed. Netco’s working interest in the wellbore and five Sections of land is 50%.

In the Greencourt area Netco retains a 5% gross overriding royalty convertible to a 20% working interest after payout in the 04-20-60-09W5M well following a farmout agreement in early 2004. The well was originally drilled and cased in mid-2003. To earn its interest the farmee was required to complete the well and if successful bring the well on production. The farmee has since successfully fracture stimulated a gas-bearing zone in the Lower Mannville and tied-in the well; however, the well is shut-in pending modifications being completed at the processing facility. Production is anticipated in early 2005.

Selected Annual Information

The following table summarizes Netco’s financial results for the years ended December 31, 2003, 2002 and 2001:

Years ended December 31 (Cdn $)	2003	2002	2001
Total revenue	$3,409,365	$1,281,645	$604,160
Net Income (loss)	$174,296	$878,125	$192,826
Basic per share	$0.03	$0.14	$0.06
Diluted per share	$0.02	$0.13	$0.05
Total assets	$4,526,921	$2,873,266	$1,737,938
Total long-term financial liabilities	$1,000,000	Nil	$185,250

Summary of Quarterly Results

The following table presents selected unaudited consolidated financial information for the last eight quarters.

	2004			2003				2002
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
Total Revenue	$710,056	$1,666,929	$2,227,680	$752,420	$1,695,372	$2,481,238	$3,409,365	$1,281,645
Net income	$85,211	$402,329	$366,271	$483,536	$1,014,288	$1,455,142	$174,296	$878,125
Basic per share	$0.01	$0.03	$0.03	$0.07	$0.16	$0.23	$0.03	$0.14

Results of Operations

Nine-Month Period Ended September 30, 2004 Compared to the Nine-Month Period Ended September 30, 2003

Revenue for the nine-month period ended September 30, 2004 was $2,227,680 compared to revenues of $2,481,238 for the same nine-month period ended September 30, 2003. The decrease in revenue is directly related to lower sales volumes produced from existing wells. Net income for the nine-month period ended September 30, 2004 was $366,271 compared to $1,455,142 for the same period in 2003. The decrease in net income is largely attributable to larger depreciation and depletion expenses and general and administrative expenses in 2004 than in the same period in 2003.

Production for the nine-month period ended September 30 averaged approximately 202 barrels of oil equivalent per day compared to 238 barrels of oil equivalent per day the nine-month period ended September 30, 2003.

Direct expenses for the nine-month period ended September 30, 2004 were $1,495,542 compared to $794,487 for the same period in 2003 consisting of amortization, depreciation and depletion expenses of $665,130 and $554,613 in royalty expenses and $275,799 in operating expenses compared to $151,571 in amortization, depreciation and depletion costs and $442,404 in royalty expenses and $200,512 in operating expenses for the same period in 2003.

Other expenses and costs for the nine-month period ended September 30, 2004 were $367,559 compared to $236,620 for the same period 2003 and include general and administration expenses of $305,984 compared to $148,264 in 2003, interest expenses decreasing to $61,575 compared to $88,357 for the same period in 2003. General and administration costs include $47,981 in investor relations expenses and $93,913 in professional consulting fees compared to $0 in investor relations expenses and $25,151 in professional consulting fees the same period in 2003.

Three-Month Period Ended September 30, 2004 Compared to the Three-Month Period Ended September 30, 2003

Revenue for Q3 2004 was $560,751 compared to revenues of $785,866 for Q3 2003. The decrease in revenue is directly related to lower sales volumes produced from existing wells. A net loss for Q3 2004 of $36,057 was recorded compared to income of $440,854 for Q3 2003. The decrease in net income is largely attributable to larger amortization, depreciation and depletion expenses and general and administrative expenses in 2004 than in the same period in 2003.

Production for Q3 2004 averaged approximately 168 boepd compared to 229 boepd in Q3 2003.

Direct expenses for Q3 2004 were $460,446 consisting of amortization, depreciation and depletion expenses of $221,710 and $156,008 in royalty expenses and $82,728 in operating expenses compared to direct expenses of $276,894 in Q3 2003 consisting of $50,524 in amortization, depreciation and depletion costs and $132,706 in royalty expenses and $93,664 in operating expenses.

Other expenses and costs for Q3 2004 were $137,766 compared to $68,926 for Q3 2003 and include general and administration expenses of $102,075 compared to $22,154 in Q3 2003 and interest expenses decreasing to $35,692 compared to $46,772 in Q3 2003. General and administration costs include $22,736 in investor relations expenses and $31,309 in professional consulting fees compared to $0 in investor relations expenses and $4,045 in professional consulting fees in Q3 2003.

Year Ended December 31, 2003, Compared to the Year Ended December 31, 2002

Netco’s oil and gas assets in Alberta, Canada began producing in 2002. For the year ended December 31, 2003 gross production from its Alberta assets was 508 mmcf of gas and approximately 1,800 bbl of oil.

Revenues

For the year ended December 31, 2003 Netco Energy earned revenues totaling $3,409,365 from its Alberta assets before deduction of royalties. For the year ended December 31, 2002 Netco earned revenues of $1,281,645. For the year ended December 31, 2001 Netco earned revenues of $604,160. The increase in revenues is due to oil and gas assets in Alberta, Canada which went into production during 2002.

Expenses

During the year ended December 31, 2003, general and administrative expenses were $368,388 compared to $201,245 during the year ended December 31, 2002. The increase was primarily due to the increase in interest expense as a result of a completed convertible debenture and a revolving line of credit.

During the year ended December 31, 2003, Netco paid $862,286 in royalties and $480,405 in operating expenses compared to $208,154 paid in royalties and $162,732 in operating expenses during the year ended December 31, 2002. The increase in royalties and operating expenses from the 2002 to the 2003 fiscal year was a result of the increased number of producing wells in Alberta, Canada.

Other Income

For the year ended December 31, 2003, the Company had interest income of $5,003 and a foreign exchange loss of $368 compared to interest income of $7,699 and a foreign exchange gain of $28,833 for the year ended December 31, 2002.

Income Taxes

Netco has a net capital loss for Canadian tax purposes of $4,460,000, which is available to carry forward indefinitely to apply against any future taxable capital gains as calculated under the Canadian income tax act. It also has non-capital losses of $340,000 to offset future taxable income as calculated under the Canadian income tax act.

Net Income or Loss

Netco’s net income for the year ended December 31, 2003 was $174,296, or $0.03 per share, compared to the year ended December 31, 2002 when the net income was $878,125 or $0.14 per share.

Liquidity and Capital Resources

As of September 30, 2004, Netco has a net working capital of $3,624,492. It has no long-term capital expenditure commitments and it’s only long term liability is the debenture as described below and does not anticipate any problems meeting capital expenditures as they become due.

Netco’s commitments for capital expenditures are limited to its working interests and office expenses. Netco has sufficient cash from its operations and financing activities to be able to pay for these commitments.

On July 7, 2004, Netco closed a non-brokered private placement with two investors for 15% Convertible Debentures (the “Debentures”) with aggregate gross proceeds of $1,000,000, and 2,000,000 flow through units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000. One of the investors is a former director of Netco, who resigned prior to closing.

The Debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly. All or any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture. Netco granted the debentureholders a floating charge general security subordinated to existing security agreements as collateral.

Each debenture unit consists of one common share in the capital of the company and one non-transferable share purchase warrant (each, a “debenture warrant”). Each debenture warrant entitles the holder to purchase one additional common share at a price of $0.55 per debenture warrant. The debenture warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

Each flow-through unit consists of one common share in the capital of the company and one non-transferable share purchase warrant (each, a “Flow-through Warrant”). Each flow-through warrant entitles the holder to purchase one additional common flow-through share at a price of $0.55 per flow-through warrant. The flow-through warrants expire five years from the issuance of the flow-through units.

Netco had available an unused operating credit line with a major Canadian bank. The annual credit review occurred in June 2004. The bank line allowed for up to $750,000 in revolving operating demand loan and up to $300,000 in a non-revolving acquisition and development demand loan. However, Netco has cancelled these credit facilities due to the associated costs. Netco does not foresee having to access credit in the near future.

Netco’s ability to explore and, if warranted, develop further properties will be dependent upon its ability to raise significant additional financing hereafter. If it is not able to obtain such financing, Netco’s ability to participate in the development of further properties may be lost. Netco has limited financial resources, will have limited cash flow from operations and will be dependent for funds on its ability to sell its common shares and share purchase warrants, primarily on a private placement basis, pursuant to the policies of the TSX Venture. There can be no assurance that Netco will be able to engage in such financings in light of factors such as the market demand for its securities, the state of financial markets generally and other relevant factors. If such a method of financing is employed by the company, it will result in increased dilution to the existing shareholders each time a private placement is conducted.

Netco Energy has no assurance that additional funding will be available to it for the exploration and development of future projects. There can be no assurance that Netco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of any projects with the possible loss of such properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

The fiscal year to date aggregate amount of expenditures made to parties not at arm’s length from the Company amounted to $102,732. This includes $94,914 paid to a private management company wholly-owned by a former director of Netco for management, administration, information services, accounting, rent, utilities and compliance services and $7,818 paid to a director for petroleum consulting services. The services are provided on a month-to-month basis and there are no formal written agreements.

As noted above, on July 7, 2004, Netco closed a non-brokered private placement with two investors of the 15% Debentures for aggregate gross proceeds of $1,000,000; and 2,000,000 Flow-through Units at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000. John Hislop, one of the investors, is a former director; he resigned prior to closing.

Application of Critical Accounting Policies

The preparation of financial statements according to generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Netco’s management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of activities increase, decision making becomes more complex. Netco has identified certain accounting policies that are the most important to depicting its current financial condition and results of operations.

The key elements and assumptions that Netco has made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in the 2003 audited consolidated financial statements. Netco has not had any changes in the accounting policies in the current period.

Please refer to Note 2 and Note 3 of the consolidated financial statements.

Financial Instruments and Other instruments

Netco Energy’s financial instruments consist of cash, investments, deposits and accounts payable. Unless otherwise noted, it is management’s opinion that Netco is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Risk Factors

Fluctuating World Prices

The market prices of oil and natural gas have historically fluctuated widely and are affected by numerous global factors beyond Netco’s control. A decline in such market prices may have an adverse effect on revenues earned from the sale of oil and gas. A decline in prices will also reduce exploration efforts and make it more difficult to raise capital.

Uncertainty of Estimates of Reserves

Under applicable regulatory requirements, Netco Energy will be required to identify and disclose as proved oil and gas reserves, estimated quantities of crude oil, natural gas and natural gas liquids. This geological and engineering data demonstrates with reasonable certainty the estimated quantities of crude oil, natural gas and natural gas liquids, which will be recoverable in future years from known reservoirs under existing economic and operating conditions. However, the process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from the management’s estimations from year to year. Any significant variance in the assumptions could materially affect the estimated quantities and present values of reserves. For example, a material drop in oil and gas prices, or a material increase in applicable taxes, will require management to reassess whether known reservoirs can continue to be reasonably judged as economically productive from one year to the next. In addition, the reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond Netco’s control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the reserves will likely vary from the estimates presented herein, and such variances may be material.

Declining Reserves

In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields in other regions.

Environmental Risks

The Company is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Company may be liable for damages and the costs of removing hydrocarbon spills for which the Company is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering Netco liable for environmental damage without regard to actual negligence or fault. Such laws and regulations may expose Netco Energy to liability for the conduct of, or conditions caused by, others or for acts of the company.

Possible Defects to Title of the Assets

Netco Energy has not obtained any recent legal opinion of its title to its assets. As a result, no assurances can be given that title defects do not exist. If title defects do exist, it is possible that Netco may lose all or a portion of the its right, title, estate and interest in and to the assets.

Operating Hazards and Drilling Risks

Oil and natural gas exploration operations are subject to all of the risks and hazards typically associated with such operations, including fire, explosions, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or personal injury. The nature of these risks is such that liabilities could exceed insurance policy limits, in which event, Netco Energy could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling and completing wells is often unpredictable, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in delivery of equipment.

Intense Competition in the Oil and Gas Industry

The oil and gas industry is highly competitive and Netco Energy will compete with many companies who have greater financial strength and technical resources.

Dividends

To date Netco Energy has not declared or paid any cash dividends on its common shares. The Company does not intend to pay cash dividends on its common shares for the foreseeable future. Netco intends to retain earnings for reinvestment.

Governmental Regulation

The proposed oil and gas operations are subject to various Canadian federal, provincial and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company will be unable to predict the ultimate cost of compliance with these requirements or their effect on the Company’s operations.

Reserves Data and Other Oil and Gas Information

Netco Energy’s independently prepared reserves assessment and evaluation of its Gas properties effective December 31, 2003 have been prepared in accordance with mandated National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of Canadian Securities Administrators. The report is available on SEDAR at www.sedar.com.

Outstanding share data

Netco Energy Inc. is a Tier 1 issuer and its shares are traded on the TSX Venture Exchange under the symbol NEI.

As at the date of the MD&A

Class of Shares	Par Value	Number Authorized	Number Issued
Common	Nil	Unlimited	16,488,651
Preferred	Nil	Unlimited	Nil

Security Type	Number outstanding	Exercise / Convert Price	Conversion /Expiry Date
Options	23,500	$0.27	February 20, 2008
Options	220,000	$0.53	January 26, 2009
Options	100,000	$0.60	March 2, 2009
Options	70,000	$0.52	June 17, 2009
Warrants	1,486,100	$0.30	March 16, 2006
Warrants	103,524	$0.30	March 29, 2006
Warrants	2,000,000	$0.55	July 7, 2009
Convertible Debenture (1)

(1) This private placement comprises of two convertible debentures (the “Debentures”), each in the original principal of $500,000. The Debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly. All or any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units (the “Debenture Units”) in the capital of the company at a price of $0.55 if converted during the first two years of the debenture, or at a price of $0.61 if converted during the third year of the debenture. The company granted the debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each debenture unit consists of one common share in the capital of the company and one non-transferable share purchase warrant (each, a “Debenture Warrant”). Each debenture warrant entitles the holder to purchase one additional common share at a price of $0.55 per debenture warrant. The debenture warrants shall expire on the earlier of: (a) the due date of the debenture or (b) two years from the issuance of the warrants upon conversion of the debenture.

There are no common shares held in escrow or subject to pooling.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com. The Company also maintains a web site at www.netcoenergy.com and email address info@netcoenergy.com for shareholder communication. The Company’s phone number is (604) 331-3376.